Exhibit 99.1

SAIHEAT Announces the Signing of Memorandum of Understanding (MoUs) to strengthen its position in the nuclear and Small Modular Reactor (SMR) markets

SINGAPORE, Oct 10, 2024 (GLOBE NEWSWIRE) --SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), announces the signing of two Memorandum of Understanding (“MoUs”) concerning HEATNUC products. These MoUs aim to promote cooperation in the Middle Eastern and international small modular reactor sectors while also gaining broader corporate management experience. The MoUs are intended to enhance SAIHEAT’s competitiveness in the Middle Eastern and global markets, further advancing its regional localization strategy as they jointly expand cooperative markets.

The MoU entered into with Kinze Nuclear Innovation (Beijing) International Energy Technology Services Co., Ltd., signifies the establishment of a strategic partnership focused on providing nuclear technology consulting and training, system, software, and hardware V&V, as well as digitalization services for the nuclear and oil & gas industries in China. The objective is to enhance technical capabilities within the Chinese nuclear industry and create greater value as a strategic goal. The collaboration also includes joint R&D activities and the provision of critical systems and components.

The other MoU, inked with Jiangsu Jintonglingguang Nuclear Energy Technology Co., Ltd., outlines plan for joint production of nuclear equipment, SMR equipment and spare parts, aiming to enhance competitiveness and localization rates. This MoU aims to leverage complementary advantages in nuclear power and SMR projects to improve competitiveness in the Middle East and international markets, as well as increase localization rates. Jiangsu Jintong has the capability for batch manufacturing of main equipment for nuclear islands and conventional island turbine generator units, covering all domestic technical routes including Generation II+, imported Generation III (EPR, AP1000), indigenous Generation III (Hualong One, Guohe One), Generation IV nuclear power (sodium-cooled fast reactor, high-temperature gas-cooled reactor), and modular small reactors for offshore floating platforms. This collaboration facilitates the exchange of management experience and broader corporate management practices for both parties.

These MoUs emphasize collaborative development and mutual benefit by sharing expertise in project management, marketing, and business practices within the nuclear power and small modular reactor industries. Additionally, the Company and its partners plan to explore opportunities to expand their global presence by establishing joint venture export enterprises.

The Company’s initiatives support HEATNUC’s strategic goals to solidify its position as a key player in the global nuclear sector. By leveraging partnerships, the Company aims to provide innovative solutions and uphold the highest standards of quality and safety. This approach ensures that HEATNUC remains at the forefront of industry advancements and reinforces its leadership in the market.

About HEATNUC

HEATNUC is a Small Modular Reactor Division of SAIHEAT, dedicated to developing 3rd generation PWR and 4th generation SFR and HTGR. HEATNUC also promotes utilizing the high-temperature electrolytic refining fuel cycle to extend the usage life of uranium ore to tens of thousands of years, while actively assisting in the development of global uranium raw material resources.

About SAIHEAT

SAIHEAT Limited is a Nasdaq-listed (SAIH) company headquartered in Singapore. SAIHEAT develops technologies for the Advanced Computing Center Ecosystem (ACCE), a next-gen computing center featuring high-performance servers, advanced liquid cooling, and systems for capturing and recycling computing heat. Our innovations aim to reduce the carbon footprint of Bitcoin mining and AI operations.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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